SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Integramed America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45810N302
(CUSIP Number)

Scott Shuda
BlueLine Catalyst Fund IX, LP
c/o BlueLine Management Company
319 Diablo Road, Suite 200
Danville, CA 94526
Phone: (925) 236-9790

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ].

CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Catalyst Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 493,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 493,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 94,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 94,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,407
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,407
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,877
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45810N302

1	NAME OF REPORTING PERSON. BlueLine Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D relates to Common Stock (the “Common Stock”) of Integramed America, Inc. (the “Company”) with its principal executive offices located at Two Manhattanville Road, Purchase, New York 10577.

Item 2.  Identity and Background

(a) This Amendment No. 3 to Schedule 13D filed by BlueLine Catalyst Fund IX, LP, a Delaware limited partnership (“Catalyst IX”), BlueLine Capital Partners, LP, a Delaware limited partnership (“BCP I”), BlueLine Capital Partners II, LP, a Delaware limited partnership (“BCP II”), BlueLine Capital Partners III, LP, a Delaware limited partnership (“BCP III”), BlueLine Partners, L.L.C., a Delaware limited liability company (“BLGP I”), BlueLine Partners II, L.L.C., a Delaware limited liability company (“BLGP II”, and together with the above named entities, the “Reporting Entities”).  Scott A. Shuda and Timothy P. Bacci are the managing directors of BLGP I and BLGP II.

(b) The business address of the Reporting Entities and the individuals named in subsection (a) above is 319 Diablo Road, Suite 200, Danville, California 94526.

(c) Each of BCP I, BCP II, BCP III and Catalyst IX is an investment partnership.  Each of BLGP I and BLGP II is an investment management firm that provides investment management services to private investment funds.  BLGP I is the sole general partner of BCP I, BCP II, and Catalyst IX.  BLGP II is the sole general partner of BCP III.  The principal occupation of Messrs. Shuda and Bacci is to act as managing directors of BLGP I and BLGP II.   Subsection (b) above lists the mailing address of each of Messrs. Shuda and Bacci.

(d) None of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entities nor Messrs. Shuda and Bacci has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f) Each of BCP I, BCP II, BCP III, and Catalyst IX is a Delaware limited partnership.  Each of BLGP I and BLGP II is a Delaware limited liability company.  Each of Messrs. Shuda and Bacci are citizens of the United States.

Item 3.  Source and Amount of Funds

No change.

Item 4.  Purpose of the Transaction

No change.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 3 to Schedule 13D, each of the Reporting Entities may be deemed to own 742,490 shares of Common Stock (the “Shares”).  The Shares represent approximately 6.3% of the shares of Common Stock outstanding based on 11,844,000 shares of the Company’s Common Stock outstanding as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended September 30, 2011 as filed with the Securities and Exchange Commission on November 8, 2011.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b) As of the date of this Amendment No. 3 to Schedule 13D, BlueLine Entities have shared voting power and shared dispositive power with respect to 742,490 shares of the Common Stock of the Company.

(c) On December 30, 2011, Blue TSV I, Ltd., a Cayman Island exempt corporation ceased to be a member of the “group”.  There have been no transactions effected during the past sixty days by Reporting Entities.  To the knowledge of the Reporting Entities, none of the executive officers or directors of BLGP I or BLGP II, has engaged in any transaction in any shares of the Issuer’s Common Stock during the sixty days immediately preceding the date hereof.

(d) No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Amendment No. 3 to Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated January 6, 2011, signed by each of the Reporting Entities in order to confirm that this Amendment No. 3 to Schedule 13D is being filed on behalf of each of the Reporting Entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 6, 2011

BlueLine Catalyst Fund IX, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners II, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:   January 6, 2011

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners II, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Catalyst Fund IX, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott A. Shuda
Name:  Scott A. Shuda
Title:    Managing Director